

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2007

Mr. Srinivasan Venkatakrishnan
Chief Financial Officer
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
South Africa

> **Re:**   **AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed on July 9, 2007**
> **Response Letter Dated November 19, 2007**
> **File No. 001-14846**

Dear Mr.Venkatakrishnan:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director